SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A #9

(Rule 13d-101)

Under the Securities Exchange Act of 1934

CREDITRISKMONITOR.COM INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

225426105

(CUSIP Number)

January 26, 2023

(Date of Event that Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which
this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

CUSIP No. 225426105

1   NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SANTA MONICA PARTNERS, L.P.

13-3100474

_____

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

_____

3   SEC USE ONLY

_____

4   CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

_____

5   SOLE VOTING POWER

NUMBER OF   698,644

SHARES   -------------------------------------

BENEFICIALLY   6   SHARED VOTING POWER

OWNED BY   0

EACH REPORTING   -------------------------------------

PERSON WITH   7   SOLE DISPOSITIVE POWER

698,644

----

8   SHARED DISPOSITIVE POWER

    0

_____

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

            698,644

_____

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

EXCLUDES CERTAIN SHARES   [ ]

_____

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.5%

_____

12   TYPE OF REPORTING PERSON

     PN

_____

1   NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SMP ASSET MANAGEMENT LLC

42-1582561

_____

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

_____

3   SEC USE ONLY

_____

4   CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

_____

5   SOLE VOTING POWER

NUMBER OF   698,644

SHARES   --------------------------------------

BENEFICIALLY   6   SHARED VOTING POWER

OWNED BY   0

EACH REPORTING --------------------------------------

PERSON WITH   7   SOLE DISPOSITIVE POWER

               698,644

   ----

8   SHARED DISPOSITIVE POWER

     0

_____

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

               698,644

_____

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

EXCLUDES CERTAIN SHARES   [ ]

_____

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   6.5%

_____

12   TYPE OF REPORTING PERSON

   OO (LLC)

_____

_____

1   NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LAWRENCE J. GOLDSTEIN

_____

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

_____

3   SEC USE ONLY

_____

4   CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

_____

5   SOLE VOTING POWER

NUMBER OF   720,904

SHARES   -------------------------------------

BENEFICIALLY   6   SHARED VOTING POWER

OWNED BY   0

EACH REPORTING -------------------------------------

PERSON WITH   7   SOLE DISPOSITIVE POWER

                720,904

    ----

8   SHARED DISPOSITIVE POWER

      0

_____

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON

          22,260

_____

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)

EXCLUDES CERTAIN SHARES   [ ]

_____

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      6.7

_____

12	TYPE OF REPORTING PERSON
	IN

_____

Item 1.

(a) CREDITRISKMONITOR.COM INC.

(b) 704 Executive Blvd., Suite A, Valley College, NY 10989

Item 2.   Identity and Background.

(a) This Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"), SMP Asset Management, LLC, a Delaware limited liability company ("SMP Asset Management"), the general partner of Santa Monica Partners, LP and Lawrence J. Goldstein. Mr. Goldstein is an individual investor, sole managing member and sole owner of SMP Asset Management.

(b) (c) The principal business address of Santa Monica Partners, SMP Asset Management and Lawrence J. Goldstein (collectively the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538. Mr. Goldstein is a citizen of the United States.

(d) Title of Class of Securities: Common Stock

(e) CUSIP: 225426105

Item 3. NA

Item 4. Ownership

Santa Monica Partners, L.P.

(a) Amount beneficially owned: 698,644

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 698,644

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or

to direct the disposition of: 698,644

(iv) Shared power to dispose or to direct the disposition of: 0

SMP Asset Management, LLC

(a) Amount beneficially owned: 698,644

(b) Percent of class: 6.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 698,644

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or

to direct the disposition of: 698,644

(iv) Shared power to dispose or to direct the disposition of: 0

Lawrence J. Goldstein

(a) Amount beneficially owned: 22,260

(b) Percent of class: 0.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 22,260

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or

to direct the disposition of: 22,260

(iv) Shared power to dispose or

to direct the disposition of: 0

The filing of this statement made by each of the Reporting Persons shall not be construed as an admission that any of such persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any other securities covered by this statement.

Item 5. Not Applicable

Item 6. Interest in Securities of the Issuer.

(c) The following is a list of transactions in the Shares made in open market purchases during the past 60 days:

Date   Amount Purchased Price/Share Purchaser
NONE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 7.

Not applicable

Item 8.

Not applicable

Item 9.

Not applicable

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2023

SANTA MONICA PARTNERS, L.P.

By: SMP ASSET MANAGEMENT, LLC, GENERAL PARTNER

By: /s/LAWRENCE J.GOLDSTEIN

Lawrence J. Goldstein, Sole Managing Member

January 26, 2023

SMP ASSET MANAGEMENT, LLC

By: /s/LAWRENCE J. GOLDSTEIN

Lawrence J. Goldstein, Sole Managing Member

January 26, 2023

/s/LAWRENCE J. GOLDSTEIN

Lawrence J. Goldstein